SUB-ITEM 77C:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY
                 HOLDERS

      On June 26, 2009, a Special Meeting of Shareholders of the GKM Growth Fund (the "Fund") was held for the purpose of voting on the following Proposal:

Proposal:  To  approve or  disapprove a new investment management agreement with
           First Western Investment Management, Inc.

      The total number of shares of the Fund present in person or by proxy represented approximately 53.94% of the shares entitled to vote at the Special Meeting.

      The shareholders of the Fund voted to approve the Proposal. The votes cast with respect to the Proposal were as follows:

                                Number of Shares
          -------------------------------------------------------------
             For                    Against               Abstain
          -------------          -------------         -------------
           1,517,485                 1,161                 4,621